Exhibit 99.3

ANNUAL INFORMATION FORM

Fiscal year ended May 31, 2007

August 29, 2007

2 Meridian Road, Toronto, Ontario  M9W 4Z7
Telephone:  (416) 798-1200
Fax: (416) 798-2200

TABLE OF CONTENTS

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
THE COMPANY	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
REGULATORY REQUIREMENTS	7
BUSINESS OF THE COMPANY	10
Overview	10
Antisense-DNA/RNA-based Therapeutics	10
Small Molecule Therapies	15
Immunotherapy	16
Other Technologies	18
Agreements	19
Business Strategy	21
Financial Strategy	22
Intellectual Property and Protection of Confidential Information and Technology	24
Regulatory Strategy	25
Competition	25
Human Resources	26
Properties	26
Control of the Registrant	26
RISK FACTORS	26
RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES	26
DIVIDENDS	34
SHARE CAPITAL AND MARKET FOR SECURITIES	35
Share Capital	35
Market for Securities	35
Principal Shareholders	35
DIRECTORS AND OFFICERS	36
COMMITTEE INFORMATION	37
Audit Committee	37
Independent Auditors	37

LEGAL PROCEEDINGS	38

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TRANSFER AGENT AND REGISTRAR	38
MATERIAL CONTRACTS	39
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	40
INTEREST OF EXPERTS	40
ADDITIONAL INFORMATION	40
GLOSSARY	42
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF LORUS THERAPEUTICS INC. (THE “COMPANY”)	46

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;

•	our plans to conduct clinical trials;

•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;

•	our plans to obtain partners to assist in the further development of our product candidates; and

•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, and the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital required to fund research and operations;

•	our lack of product revenues and history of operating losses;

•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;

•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;

•	the progress of our clinical trials;

•	our ability to find and enter into agreements with potential partners;

•	our ability to attract and retain key personnel;

•	our ability to obtain patent protection and protect our intellectual property rights;

•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;

•	our ability to comply with applicable governmental regulations and standards;

•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;

•	our business is subject to potential product liability and other claims;

•	our ability to maintain adequate insurance at acceptable costs;

•	further equity financing may substantially dilute the interests of our shareholders;

•	changing market conditions; and

•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Unless otherwise indicated, or the context requires otherwise, the information appearing in this annual information form is stated as at May 31, 2007 and references in this annual information form to “$” or “dollars” are to Canadian dollars.

On July 10, 2007 (the “Arrangement Date”), the Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc. (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of New Lorus and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date. References in this annual information form to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and New Lorus after the Arrangement Date.

  For ease of reference, a glossary of terms used in this annual information form can be found beginning on page 42.

THE COMPANY

Lorus Therapeutics Inc. (“Old Lorus”) was incorporated under the Business Corporations Act (Ontario) on September 5, 1986 under the name RML Medical Laboratories Inc.  On October 28, 1991, RML Medical Laboratories Inc. amalgamated with Mint Gold Resources Ltd., resulting in Old Lorus becoming a reporting issuer (as defined under applicable securities law) in Ontario, on such date.  On August 25, 1992, Old Lorus changed its name to IMUTEC Corporation.  On November 27, 1996, Old Lorus changed its name to Imutec Pharma Inc., and on November 19, 1998, Old Lorus changed its name to Lorus Therapeutics Inc.  On October 1, 2005, Old Lorus continued under the Canada Business Corporations Act.

On July 10, 2007 (the “Arrangement Date”), Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6650309 Canada Inc. (“New Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of New Lorus and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  New Lorus continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors as Old Lorus prior to the Arrangement Date. References in this annual information form to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and New Lorus after the Arrangement Date.

The address of the Company’s head and registered office is 2 Meridian Road, Toronto, Ontario, Canada, M9W 4Z7.  Our corporate website is www.lorusthera.com.  The contents of the website are specifically not included in this annual information form by reference.

Our common shares are listed on the Toronto Stock Exchange under the symbol “LOR” and are listed on the American Stock Exchange under the symbol “LRP”.

Lorus’ subsidiaries are GeneSense Technologies Inc. (“GeneSense”), a corporation incorporated under the laws of Canada, of which Lorus owns 100% of the issued and outstanding share capital, and NuChem Pharmaceuticals Inc. (“NuChem”), a corporation incorporated under the laws of Ontario, of which Lorus owns 80% of the issued and outstanding voting share capital and 100% of the issued and outstanding non-voting preference share capital.

GENERAL DEVELOPMENT OF THE BUSINESS

Lorus Therapeutics Inc. is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse, marketable anticancer product pipeline, with products in various stages of development ranging from preclinical to multiple Phase II clinical trials. A growing intellectual property portfolio supports our diverse product pipeline.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, obtaining the necessary regulatory approvals to market our products and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life. Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercialization as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense-DNA/RNA-based therapeutics, small molecules and immunotherapeutics.

Over the past three years, we have focused on advancing our product candidates through pre-clinical and clinical testing. You should be aware that it can cost millions of dollars and take many years before a product candidate may be approved for therapeutic use in humans. In addition, a product candidate may not meet the end points of any Phase I, Phase II or Phase III clinical trial. See “Risk Factors”.

Antisense-DNA/RNA-based Therapeutics

Our lead antisense product in clinical development is GTI-2040. In addition we have a number of other antisense molecules in development. See “-- Clinical Development” and “Business of the Company - Antisense-DNA/RNA-based Therapeutics” for more details.

GTI-2040

Seven of the nine clinical studies for GTI-2040 have been conducted in conjunction with the United States National Cancer Institute (“NCI”) with the remaining studies conducted or initiated by Lorus.  We have initiated, are conducting or conducted Phase I/II clinical trials of GTI-2040 in patients with refractory or relapsed acute myeloid leukemia (“AML”), metastatic breast cancer, non-small cell lung cancer, solid tumors, advanced unresectable colon cancer, hormone refractory prostate cancer, high grade myelodysplastic syndrome (“MDS”) and acute leukemia (“AL”).  Our collaboration with the NCI is active and ongoing. In addition, the Company is pursuing a Phase II clinical trial with GTI-2040 and high dose Ara-C in refractory and relapsed AML and completed a Phase I/II study of advanced, end-stage renal cell cancer.

siRNA

As a complement to our antisense therapy, we are exploiting RNA intereference technology using a novel class of small interefering RNA (“siRNA”) molecules.  SiRNA has the potential to decrease the cellular  target RNA expression though a process known as RNA interference.

GTI-2501

Our other antisense therapy, GTI-2501, is currently in a Phase II clinical trial for the treatment of hormone refractory prostate cancer at the Toronto Sunnybrook Regional Cancer Centre, following the successful conclusion of a Phase I clinical trial in the United States.

Other

We have also entered into a collaboration agreement in respect of our antisense therapy, GTI-2601 and have other antisense molecules in pre-clinical development.

Small Molecule

We believe we have small molecule drug screening technologies and preclinical scientific expertise, which we are using to create a drug candidate pipeline. Our proprietary group of novel small molecule compounds, which include lead compounds LT-253 and ML-220, have unique structures and modes of action, and are promising candidates for the development of novel anticancer agents with high safety profiles.  See “-- Clinical Development” and “Business of the Company - Small Molecule Therapies”.

Immunotherapy

Lorus’ immunotherapy product candidates are Virulizin® and IL-17E.  See “-- Clinical Development” and “Business of the Company - Immunotherapy” for more details.

Virulizin®

In 2002, we initiated a phase III clinical trial of Virulizin® for patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy.  In July of 2005, we announced the completion of the study and in October 2005, we announced that the results of the trial indicated that the overall survival rate of patients who were treated with Virulizin® plus gemcitabine (a standard chemotherapy drug) was not statistically significant when compared to those patients in the study who were given gemcitabine plus a placebo. Subsequent sub-group analyses support the potential for further study in select patient populations. We are currently seeking partners to continue the clinical development of Virulizin®.

IL-17E

We have discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines. In experiments with mice, IL-17E has demonstrated significant antitumor activity against a variety of human tumors, including melanoma, pancreatic, colon, lung and ovarian tumors grown in mice. We believe that these preliminary animal results support our further investigation of the potential clinical applications of IL-17E.

Clinical Development

The chart below illustrates our current view of the clinical development stage of each of our products.  This chart reflects the current regulatory approval process for biopharmaceuticals in Canada and the United States (with the exception of Virulizin® for malignant melanoma which is approved for use in the private market in Mexico).  See “Regulatory Requirements” for a description of the regulatory approval process in Canada and the United States. These qualitative estimates of the progress of our products are intended solely for illustrative purposes and the information contained herein is qualified in its entirety by the information appearing elsewhere or incorporated by reference in this annual information form.

REGULATORY REQUIREMENTS

Overview

Regulation by government authorities in Canada, the United States, Mexico and the European Union is a significant factor in our current research and drug development activities.  To clinically test, manufacture and market drug products for therapeutic use, we must satisfy the rigorous mandatory procedures and standards established by the regulatory agencies in the countries in which we currently operate or intend to operate.

The laws of most of these countries require the licensing of manufacturing facilities, carefully controlled research and the extensive testing of products.  Biotechnology companies must establish the safety and efficacy of their new products in clinical trials, establish cGMP and control over marketing activities before being allowed to market their products.  The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

The process of completing clinical trials and obtaining regulatory approval for a new drug takes a number of years and requires the expenditure of substantial resources.  Once a new drug or product license application is submitted, we cannot assure you that a regulatory agency will review and approve the application in a timely manner.  Even after initial approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data on efficacy and safety necessary to confirm the approved indication or to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested.  Also, regulatory agencies require post-marketing surveillance programs to monitor a new drug’s side effects.  Results of post-marketing programs may limit or expand the further marketing of new drugs.  A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action.  We cannot assure you that we will not encounter such difficulties or excessive costs in our efforts to secure necessary approvals, which could delay or prevent us from manufacturing or marketing our products.

In addition to the regulatory product approval framework, biotechnology companies, including Lorus, are subject to regulation under local provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology industry.

Canada

In Canada, the manufacture and sale of new drugs are controlled by Health Canada (“HC”).  New drugs must pass through a number of testing stages, including pre-clinical testing and clinical trials.  Pre-clinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo.  Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a clinical trial application (“CTA”) to begin clinical trials involving humans.

To study a drug in Canadian patients, a CTA submission must be filed with HC.  The CTA submission must contain specified information, including the results of the pre-clinical tests completed at the time of the submission and any available information regarding use of the drug in humans.  In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented.  Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.

Provided HC does not reject a CTA submission, clinical trials can begin.  Clinical trials for product candidates to treat cancer are generally carried out in three phases.  Phase I involves studies to evaluate toxicity and ideal dose levels in humans.  The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of adverse side effects.  Phases II and III involve therapeutic studies.  In Phase II, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat.  In Phase III, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug.  In Phase III, the effectiveness of the new drug is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug.

If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission (“NDS”) application to HC for marketing approval.  The NDS contains all information known about the new drug, including the results of pre-clinical testing and clinical trials.  Information about a substance contained in an NDS includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties.  The NDS also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug.  Furthermore, for biological products, an on-site evaluation is required prior to the issuance of a notice of compliance (“NOC”).  All aspects of the NDS are critically reviewed by HC. If an NDS is found satisfactory, a NOC is issued permitting the new drug to be sold.  In Canada an Establishment license must be obtained prior to marketing the product.

HC has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.

The monitoring of a new drug does not cease once it is on the market.  For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects.  As well, if HC determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.

An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment.  Under the special access program, HC may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care.  Prior to authorization, the practitioner must supply HC with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by HC.  In addition, the practitioner must agree to report to both the drug manufacturer and HC the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to HC for all quantities of the new drug made available.

The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets.  While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. We cannot assure you that the clinical testing conducted under HC authorization or the approval of regulatory authorities of other countries will be accepted by regulatory authorities outside Canada or such other countries.

United States

In the United States, the FDA controls the manufacture and sale of new drugs.  New drugs require FDA approval of a marketing application (e.g. an NDA or FDA application) prior to commercial sale.  To obtain marketing approval, data from adequate and well-controlled clinical investigations, demonstrating to the FDA’s satisfaction a new drug’s safety and effectiveness for its intended use, are required.  Such data are generated in studies conducted pursuant to an IND submission, similar to that required for a CTA in Canada.  As in Canada, clinical studies are characterized as Phase I, Phase II and Phase III trials or a combination thereof.  In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients.  Further, the manufacturing facilities, equipment, processes and quality controls for the new drug must comply with the FDA’s cGMP regulations for drugs or biological products both in a pre-licensing inspection before product licensing and in subsequent periodic inspections after licensing.  In the case of a biological product, an establishment license must be obtained prior to marketing and batch releasing.

A five-year period of market exclusivity for a drug comprising a new chemical entity (“NCE”) is available to an applicant that succeeds in obtaining FDA approval of a NCE, provided the active ingredient of the NCE has never before been approved in an NDA. During this exclusivity period, the FDA may not approve any abbreviated application filed by another sponsor for a generic version of the NCE. Further, a three-year period of market exclusivity for a new use or indication for a previously approved drug is available to an applicant that submits new clinical studies that are essential to support the new use or indication. During the latter period of exclusivity, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication.

The FDA has “fast track” regulations intended to accelerate the approval process for the development, evaluation and marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist.  “Fast track” designation affords early interaction with the FDA in terms of protocol design and permits, although it does not require, the FDA to issue marketing approval after completion of Phase II clinical trials (although the FDA will require subsequent clinical trials or even post-approval efficacy studies).

BUSINESS OF THE COMPANY

Overview

Chemotherapeutic drugs have been the predominant medical treatment option for cancer, particularly metastatic cancer, for the past 30 years. More recently, a range of novel cancer drugs have been developed that are efficacious while improving patient quality of life.  Unlike chemotherapies, which are typically based on chemical synthesis, these new drugs may be of biological origin, based on naturally occurring molecules, proteins or genetic material. While chemotherapy drugs are relatively non-specific and as a result toxic to normal cells, these biological agents specifically target individual molecules or genes that are involved in disease and are therefore preferentially toxic to tumor cells.  The increased specificity of these drugs may result in fewer and milder side effects, meaning that, in theory, larger and therefore, more effective doses can be administered. The current paradigm in cancer management is a multi-modal approach that combines multiple treatment options tailored to the specific indication and individual patient. As a result, drug regimens that combine novel small molecule chemotherapies based on emerging understanding of cancer development with biological agents are of considerable interest.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects leading to improved patient quality of life. Many of the drugs currently approved for the treatment and management of cancer are toxic resulting in severe side effects that limit dosing and efficacy.  We believe that a product development plan based on effective and safe drugs would have broad applications in cancer treatment. Lorus’ strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. In developing and evaluating our products, we evaluate the merits of each product throughout the clinical trial process and consider commercialization opportunities.

Antisense-DNA/RNA-based Therapeutics

Introduction

Metabolism, cell growth and cell division are tightly controlled by complex protein signalling pathways in response to specific conditions, thereby maintaining normal function. Many human diseases, including cancer, can be traced to faulty protein production and/or regulation. As a result, traditional therapeutics are designed to interact with the disease-causing proteins and modify their function. A significant number of current anticancer drugs act by damaging either DNA or proteins within cells (e.g., chemotherapy) or by inhibiting the function of proteins or small molecules (e.g. estrogen blockers, such as Tamoxifen). Antisense therapeutics offer a novel approach to treatment in that they are designed to prevent the production of proteins causing disease.

The premise of this therapeutic approach is to target an earlier stage of the biochemical process than is usually possible with conventional drugs. The blueprint for protein production is encoded in the DNA of each cell. To translate this code into protein the cell first produces mRNAs (messenger ribonucleic acids) specific to each protein and these act as intermediaries between the information encoded in DNA and production of the corresponding protein. Most traditional therapies interact with the final synthesized or processed protein.  Often this interaction lacks specificity that would allow for interaction with only the intended target, resulting in undesired side effects.  In contrast, this newer approach alters gene-expression at the mRNA level, prior to protein synthesis, with specificity such that expression of only the intended target is affected.  We believe that drugs based on this approach may have broad applicability, greater efficacy and fewer side effects than conventional drugs.

We have developed a number of antisense drugs, of which our lead products are GTI-2040 and GTI-2501.  These products target the two components of ribonucleotide reductase (“RNR”). RNR is a highly regulated, cell cycle-controlled protein required for DNA synthesis and repair.  RNR is made up of two components, R1 and R2, encoded by different genes. RNR is essential for the formation of deoxyribonucleotides, which are the building blocks of DNA.  Since RNR activity is highly elevated in tumor cell populations and is associated with tumor cell proliferation, we have developed antisense molecules specific for the mRNA of the R1 (GTI-2501) or the R2 (GTI-2040) components of RNR. Furthermore, the R2 component also appears to be a signal molecule in cancer cells and its elevation is believed to modify a biochemical pathway that can increase the malignant properties of tumor cells. Consequently, reducing the expression of the RNR components in a tumor cell with antisense drugs is expected to have antitumor effects.

GTI-2040

Our lead antisense therapy is GTI-2040, an antisense drug that targets the R2 component of RNR and has exhibited antitumor properties against over a dozen different human cancers in standard mouse models, including chemotherapy resistant tumors. We have completed  a Phase I/II clinical trial of GTI-2040 for advanced or metastatic renal cell carcinoma.  We are also conducting or have completed a multiple Phase I/II clinical trial program in cooperation with the NCI, for the study of GTI-2040 for the treatment of AML, breast cancer, lung cancer, colon cancer, prostate cancer , a series of solid tumors  and myelodysplastic syndrome and acute leukemia. We also recently initiated Phase II clinical trial with GTI-2040 and high dose Ara-C in refractory and relapsed AML.

Pre-clinical Testing

GTI-2040 has demonstrated excellent anti-tumour activity in a number of murine models of human cancer including xenograft tumour growth, metastasis and survival models. The results of these studies were published in the June 1, 2003 issue of Cancer Research. Additional studies have demonstrated combination drug efficacy in xenograft tumour growth studies for human cancer cells, including drug resistant tumour cell lines. More recent studies, the results of which were presented at the 2007 annual meeting of the AACR, focus on dose schedule optimization for GTI-2040 in combination with docetaxel. These studies demonstrate that the timing of these two drugs can be optimized: observations that have implications for the ongoing NCI sponsored clinical trials. These studies continued in 2007. Lorus has also published results from studies aimed at development of an assay for R2 determination from clinical samples (Journal of Clinical Laboratory Analysis, 2005). Formal pre-clinical development of GTI-2040, including manufacturing and toxicology studies, was initiated in mid-1998.  Pre-clinical studies, including GLP toxicology studies in standard animal models, have demonstrated that GTI-2040 is well tolerated at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development

Lorus Sponsored Trials

Acute Myeloid Leukemia:
In August 2007, we announced an expansion of GTI-2040 development program in AML indication with initiation of a more advanced Phase II clinical trial with GTI-2040 and high dose Ara-C in refractory (HiDAC) and relapsed AML. This Phase II study includes both an efficacy study and a novel additional study to measure intracellular target activities and pharmacological synergies between the two agents. In the first stage of the 60 patient trial, the pharmacologic and target related activity of GTI-2040 and HiDAC will be evaluated in two groups, to determine the contribution of each agent alone and in combination. The second stage of the trial will provide efficacy evaluation in a larger patient population. Lorus expects the clinical trial to be completed by the end of 2008. The decision to advance clinical development of GTI-2040 is based on the encouraging results from our recently completed proof of concept NCI-sponsored study of GTI-2040 in combination with HiDAC in patients with refractory and relapsed AML.

 Advanced Renal Cell Cancer:
In April 2005, we announced completion of a Phase I/II clinical trial of GTI-2040 in combination with capecitabine, in patients with advanced, end-stage renal cell cancer in the United States. This trial was a single-arm pilot study examining the safety and efficacy of GTI-2040 used in combination with the anticancer agent capecitabine. The majority of patients had failed two or more prior therapies before entering the study, exhibited extensive metastases, and were representative of a population with very poor prognostic outcome in renal cell cancer.  All 33 patients entering this study had advanced disease with multiple metastatic sites, with or without prior removal of the primary kidney tumor. However, more than half (52%) of the patients on the recommended dose exhibited disease stabilization or better, including one confirmed partial response. GTI-2040 was well tolerated when combined with a cytotoxic agent with expected adverse events. The results of this study were accepted for publication in the journal Cancer Chemotherapy and Pharmacology in 2007 (June 2007 e-pub date). Lorus is actively searching for partnerships to assist with the further development of GTI-2040 for the treatment of renal cell cancer.

NCI Sponsored Trials

Current clinical development for GTI-2040 is in conjunction with the US NCI, which pays for the cost of all clinical trials.  See “-- Agreements - Collaboration Agreements - National Cancer Institute”.  To date we have announced and/or initiated seven clinical trials with the NCI for GTI-2040 in patients with AML, metastic breast cancer, non-small all lung cancer, solid tumors, unresectable colon cancer, hormone refractory prostate cancer, and MDS and acute leukemia.  These indications were selected based on the most promising results from our preclinical studies. Upon receipt of the clinical data from the ongoing NCI clinical trials, Lorus will analyze and make decisions regarding the strategic direction of our antisense portfolio.  Lorus continues to search for partnerships for the future development of GTI-2040.

In September 2005, Lorus announced a steering committee assessment of progress in the ongoing U.S. NCI-sponsored clinical studies of GTI-2040. The committee concluded that all six studies continue to progress without unacceptable toxicity. Studies reviewed in this process included GTI-2040 in combination with chemotherapies in non-small cell lung cancer (NSCLC), hormone refractory prostate cancer (HRPC), breast cancer, acute myeloid leukemia (AML), colorectal cancer and a variety of solid tumors. Combination chemotherapies under study include docetaxel, capecitabine, oxaliplatin, cytarabine, and gemcitabine.

Acute Myeloid Leukemia:
In July 2003, we announced the FDA’s approval of the NCI-sponsored IND application for a clinical trial of GTI-2040 in combination with cytarabine, in patients with refractory or relapsed AML. Cytarabine is the current established drug for treating AML patients.  The study is part of a Phase II clinical program to be conducted under the sponsorship of the Cancer Treatment Evaluation Program of the NCI pursuant to a clinical trial agreement between Lorus and the NCI.

In December 2005, we announced interim data from the NCI-sponsored trial of GTI-2040 in acute myeloid leukemia.  The data presented showed complete responses in 44 per cent of patients 60 years of age or younger.  Patients in this trial had either failed to respond to prior therapy or had rapidly relapsed and as such had a low expectation of response to subsequent treatment (10-20%).  Complete responses in the clinical trial directly correlated with down regulation of R2, the intracellular target of GTI-2040, demonstrating drug specificity and providing strong evidence for an antisense mechanism of action. Toxicities for the combination were comparable to those expected for cytarabine alone and were non dose-limiting.  Updated results were presented at the 2006 annual meeting of ASCO and support the continued dose escalation study in younger cohorts of patients to establish a recommended phase II dose. The AML study group developed a novel method for analysis of GTI-2040 in biological samples (2006 issue of Pharmaceutical Research). Furthermore this group has reported the results of metabolic and pharmacokinetic analyses at the annual meeting of the American Association of Pharmaceutical Scientists and the 2006 meeting of the International Society of Xenobiotics. Results have also been published in volume 8, issue 4 of the American Association of Pharmaceutical Scientists Journal. These studies demonstrate the uptake and accumulation of GTI-2040 in target tissues, important observations in support of an antisense mechanism of action for this drug candidate.

In August 2007, we announced the completion of this study. This clinical trial demonstrated safety and appropriate dosing of the combination regimen and showed promising clinical responses in patients under 60 years of age.  Moreover, the clinical responses correlated with downregulation of R2, the cellular target of GTI-2040, and were further supported by demonstration of intracellular GTI-2040 in circulating and bone marrow leukemic cells. Complete results from the clinical trial are expected to be presented by the investigators in a scientific publication.

Metastatic Breast Cancer:
In August 2003, we announced that the FDA had approved the NCI’s IND to begin a Phase I/II clinical trial to investigate GTI-2040 as a treatment for metastatic breast cancer in combination with capecitabine (Xeloda, manufactured by Roche Laboratories Inc.). In support of continued studies aimed at demonstrating R2 target down-regulation in patient samples this group, in collaboration with Lorus, published preliminary results of RT-PCR studies in the May issue of Oncology Reports. The results demonstrate that the assay developed by Lorus can feasibly assess R2 level is blood and tumour tissues from patients before and after treatment.  This study is ongoing.

Non-Small Cell Lung Cancer:
In September 2003, we received approval from Health Canada for initiation of a clinical trial of GTI-2040 in combination with docetaxel for the treatment of advanced non-small cell lung cancer (“NSCLC”), as part of a Phase I/II clinical program of GTI-2040 in collaboration with the NCI. Interim results from this study were announced in May 2005. Our interim results showed that the toxicity profile was determined to be acceptable for the specific combination therapy and the observed level of disease stabilizations was encouraging given the advanced stage of the disease in this subset of patients. The study group published a paper in the December issue of the  Journal of Chromatography, outlining the development of a method for determination of GTI-2040 in human plasma samples. This highly sensitive method will be used for pharmacokinetic studies in patient samples from the trial.  This study is ongoing.

Solid Tumors:
In February 2004, we announced the initiation of a Phase I/II clinical trial examining the use of GTI-2040 in combination with gemcitabine in patients with solid tumors.  In June 2005, results from the trial were published.  The trial was intended to identify the recommended dose of GTI-2040 and its toxicity profile.  At the recommended dose GTI-2040 demonstrated a manageable toxicity profile and was generally well tolerated when given as a single agent. This study is ongoing.

Unresectable Colon Cancer:
In May 2004, we announced the initiation of a Phase I/II clinical trial examining GTI-2040 in combination with oxaliplatin and capecitabine in the treatment of advanced unresectable colon cancer.  This study is part of a clinical trials program sponsored by the NCI.  This study is ongoing.

Hormone Refractory Prostate Cancer:
In November 2004, we announced the initiation of a Phase I/II clinical trial examining GTI-2040 in combination with docetaxel and prednisone in hormone refractory prostate cancer.  In November 2005, we announced interim data from this trial.  The data showed that along with an acceptable tolerability profile, nine of 22 PSA evaluable patients demonstrated a PSA response (reductions of greater than 50%).  PSA is overproduced in prostate cancer cells and is commonly used to assess disease progression and response. This data was also presented at the 2006 annual meeting of ASCO.

High Grade Myelodysplastic Syndrome and acute leukemia:
Lorus announced in June 2006 a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high grade myelodysplastic syndrome and acute leukemia. This trial was initiated in mid 2007. This clinical study is designed to evaluate the safety and activity of GTI-2040 as a single agent for acute leukemia and MDS using a novel treatment schedule. The effect on leukemic blasts and blood count recovery will be assessed as part of a detailed investigation of the pharmacodynamic and pharmacokinetic  effects, dose-response relationships and tolerability of GTI-2040 during multiple courses of treatment.

Orphan Drug Status

On March 12, 2003, the FDA awarded Orphan Drug Status to GTI-2040 for the treatment of renal cell carcinoma.In May 2005, Lorus received Orphan Drug designation from the FDA for GTI-2040 in the treatment of AML.

siRNA

In 2003, Lorus began development of an anticancer therapeutic based on siRNA-mediated inhibition of R2 expression. Early screening experiments have identified lead compounds and preliminary in vitro and in vivo characterization of these compounds has yielded promising results. The results of these studies were published in the April 2007 issue of Anti-Cancer Drugs and were presented at the 2007 annual meeting of the AACR. siRNA-1284, the lead compound identified from the screening study, specifically targets R2 expression. In in vitro studies, down-regulation of R2 expression by siRNA-1284 results in decreased   tumor cell growth (proliferation) with a concomitant block in cell cycle progression. Furthermore, siRNA-1284 demonstrates anti-tumor activity against human kidney, skin and colon cancer in mouse experimental models of tumor growth. We feel that the results of these studies warrant further development of siRNA-1284 as well as expansion of siRNA research to other cancer targets.

GTI-2501

Our other antisense therapy currently in clinical development is GTI-2501. GTI-2501 targets the R1 subunit of RNR and has been shown to have antitumor activity and a good safety profile in pre-clinical testing. A  Phase I trial also demonstrated the safety of GTI-2501.

Pre-clinical Testing

GTI-2501 has demonstrated antitumor activity in a number of standard mouse models of cancer progression including xenografts tumour growth, metastasis and survival models. GTI-2501 was effective against a broad range of cancers including human breast, kidney and prostate cancers (Results published in the February 2006 Issue of the International Journal of Oncology).   In addition, pre-clinical studies have demonstrated that GTI-2501 is well tolerated in standard animal models at concentrations that exceed commensurate therapeutic doses in humans.

Clinical Development Program

GLP-toxicology studies for GTI-2501 were completed in November 2000 and approval of an IND was received from the FDA in February 2001. A Phase I dose-escalating study at the University of Chicago Medical Center was designed to establish the recommended clinical Phase II dose as well as look at the safety profile of GTI-2501.  A total of 34 patients with solid tumors or lymphoma were enrolled and have been evaluated following clinical completion. The study demonstrated a reasonable safety profile for GTI-2501 up to the predicted therapeutically relevant dose. In December 2003, we announced that a Phase I/II clinical trial for the treatment of hormone refractory prostate cancer (HRPC) had been initiated at the Toronto Sunnybrook Regional Cancer Centre, in which GTI-2501 is administered in combination with docetaxel. The combination of GTI-2501 and docetaxel in this clinical trial is being investigated in patients with asymptomatic or symptomatic HRPC where disease progression is uncontrolled.  This represents the first clinical trial of GTI-2501 in Canada following the successful conclusion of the Phase I clinical trial in 2004 in the United States.  We announced expansion of this ongoing HRPC trial to two additional sites in Canada in July 2004. The results of the dose escalation portion of the trial were presented at the 2006 annual meeteing of ASCO. This portion of the trial involved 13 patients in three dose cohorts. The results demonstrated that GTI-2501 given in combination with docetaxel was safe at the highest dose of GTI-2501 planned. These results warranted initiation of the Phase II portion of the trial which is currently ongoing.

GTI-2601

GTI-2601 is an antisense compound that targets thioredoxin, a gene whose increased expression has been implicated in cancer progression and poor prognosis. GTI-2601 is an effective anti-cancer agent in pre-clinical studies in animal models of human colon cancer. The results of these studies were published in the February 2006 issue of Anti-cancer Drugs.

On April 5, 2005 we announced that we had signed a collaboration agreement with one of Japan’s leading pharmaceutical companies, Sumitomo Pharmaceuticals Co. Ltd. (“Sumitomo”) and Koken Co. Ltd (“Koken”) with respect to GTI-2601, our lead antisense compound targeting thioredoxin, a gene that is over-expressed in many tumor tissues and has been correlated with poor prognosis and chemotherapy resistance.  Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules.  The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug.  This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus will share the results of the collaboration with Sumitomo and Koken, 1:1).

Other Antisense Targets

Lorus’ antisense technology platform extends further to other anti-cancer drug targets including thioredoxin, thioredoxin reductase, neuropilin/VEGF165R and insulin-like growth factor II (IGF-II). All targets have been implicated in cancer as a growth stimulator, a growth factor, an inhibitor of apoptosis and/or an angiogenic factor. These projects are in the research phase of development which includes screening, lead candidate identification and efficacy studies.

Small Molecule Therapies

Introduction

Most anticancer chemotherapeutic treatments are DNA damaging, cytotoxic agents, designed to act on rapidly dividing cells.  Treatment with these drugs typically includes unpleasant or even serious side effects due to the inability of these drugs to differentiate between normal and cancer cells and/or due to a lack of high specificity for the targeted protein.  In addition, these drugs often lead to the development of tumor-acquired drug resistance. As a result of these limitations, a need exists for more effective anticancer drugs.  One approach is to develop small molecules with a greater specificity as anticancer drugs.  Chemical compounds weighing less than 1000 daltons (a unit of molecular weight) are designated as small or low molecular weight molecules. These molecules can be designed to target specific proteins or receptors that are known to be involved with disease.

LT-253

In August 2005 Lorus announced the selection of two leading small molecule compounds from a series of novel small molecules discovered by Lorus scientists that exhibit potent anticancer activity in in vitro screens. The results of characterization studies of these compounds were presented at the 2006 annual meeting of the AACR and early formulation studies were published in the September 2006 issue of Cancer Chemotherapy and Pharmacology .Our studies identify the main mechanism of action of these compounds, which involves the induction of the tumor suppressor Krüppel-like factor 4. The down regulation of Krüppel-like factor 4 is believed to be critical in the development and progression of certain types of cancer and presents the possibility of exploiting a novel anticancer mechanism of action.  From these two compounds, LT-253 was selected as the lead compound for development as a drug candidate for the treatment of colon carcinoma and non-small cell lung cancer. This decision was based on its potent in vitro anti-proliferative activity, its efficacy in in vivo xenograft models of human colon and lung cancer, and on its safety profile. Manufacturing of a GMP product, formulation development as well as formal toxicology studies in different animal species with the aim of filing an IND application for the initiation of a Phase I clinical trial are in progress.

Other Small Molecule Targets

Lorus is also pursuing other candidates at earlier stages of development. These include:

•	LT-253 second generation derivatives for oral administration:
Further structural modifications of LT-253 produced derivatives optimized for oral absorption. Animal efficacy studies are in progress.

•	ML-220 platform
Lorus is developing novel derivatives that target cancer relevant genes, which are critical in a major signaling pathway involved in tumorigenesis and represent important new cancer targets. Lead optimization of ML-220 yielded several novel derivatives that showed potent target inhibitory activity in vitro and in cancer cells, and growth inhibitory activity against prostate and renal carcinoma cell lines.

Immunotherapy

Introduction

Immunotherapy is a form of treatment that stimulates the body’s immune system to fight diseases including cancer.  Immunotherapy may help the immune system to fight cancer by improving recognition of differences between healthy cells and cancer cells. Alternatively it may stimulate the production of specific cancer fighting cells.

Virulizin®

Virulizin®, Lorus’ immunotherapeutic drug, has been shown in pre-clinical studies to be an effective immunotherapy that stimulates monocytes and macrophages to infiltrate tumor tissue and attack tumor cells. The ability to stimulate NK cells and macrophages results in Virulizin® anti-tumour efficacy demonstrated in a number of animal models of human tumour growth.  Monocytes and macrophages are types of white blood cells that are key players in the immune response to foreign pathogens and tumor cells.  When macrophages and monocytes are activated, they produce proteins called cytokines that have the ability to kill tumor cells directly.  Our studies indicate that Virulizin® stimulates the release of tumor necrosis factor (TNF-alpha), one type of cytokine, in immune cells to induce apoptosis (programmed cell death) of tumor cells. In addition, Virulizin® has been shown to increase the expression of IL-12 in macrophages. The resulting increased  levels of IL12 in mouse serum lead to NK cell activation. Since 2003 the results of these studies have been published in five peer-reviewed scientific journals and presented at a number of international conferences.

Our studies indicate that Virulizin® produces fewer negative side effects than commonly used chemotherapy agents likely because the drug works by stimulating the immune system to attack the cancer, rather than directly killing cancerous cells.

Clinical Development Program

In 2002 Lorus initiated a Phase III double-blind, multicenter, randomized study in patients with locally advanced or metastatic pancreatic cancer who had not previously received systemic chemotherapy. This clinical trial was conducted at over 100 sites in North America and Europe with enrolment of 436 patients with advanced pancreatic cancer.  Patients enrolled in the study were randomly selected to receive treatment with either: (i) Virulizin® plus gemcitabine or (ii) placebo plus gemcitabine. Optional second line therapy for those patients who failed to respond or became resistant to gemcitabine included Virulizin® or placebo, alone or in combination with 5-fluorouracil (“5-FU”).  All study subjects were monitored throughout the remainder of their lifespan.  The end points of the study were survival and clinical benefits. In July 2005 Lorus announced completion of “last patient visit” for the phase III trial.  Lorus announced the results of the phase III trial in October 2005 and those results are discussed in detail below.

Clinical Trial Results

In October 2005, we released the results of the Phase III clinical trial evaluating Virulizin® for the treatment of pancreatic cancer.  The primary end points of the study were not met.  For the efficacy evaluable population, the study showed that the addition of Virulizin® to gemcitabine resulted in a median overall survival of 6.8 months and a one-year survival rate of 27.2%, compared to 6.0 months and 16.8% for placebo plus gemcitabine.  In the intent to treat population the median overall survivals were 6.3 months for Virulizin plus gemcitabine (one year survival rate of 25.9%) compared to 6.0 months for placebo plus gemcitabine (one year survival rate of 17.6%).  While comparison of the median overall survival times did not reach statistical significance, exploratory analysis did show promising trends in specific patient populations. The results of the exploratory sub-group analyses were presented at the 2006 annual meeting of the American Society of Clinical Oncology (“ASCO”). From these analyses the following sub-groups were identified as having demonstrated benefit that approaches statistical significance: patients with low ECOG scores (better overall performance), patients with metastatic disease and patients that continued Virulizin® therapy during second line therapy. In addition, those patients that continued Virulizin® during salvage therapy demonstrated a survival benefit that was statistically significant.

Lorus is currently seeking partners to continue the clinical development of Virulizin® in these patient specific populations.

Orphan Drug

Lorus received Orphan Drug designation from the United States Food and Drug Administration (“FDA”) in February 2001 for Virulizin® in the treatment of pancreatic cancer.  Orphan drug status is awarded to drugs used in the treatment of a disease that afflicts less than 200,000 patients annually in the United States to encourage research and testing.  This status means that the FDA will help to facilitate the drug’s development process by providing financial incentives and granting seven years of market exclusivity in the United States (independent of patent protection) upon approval of the drug in the United States. In June 2005, Lorus announced that Virulizin® was granted Orphan Drug status in the European Union for pancreatic cancer.

IL-17E

Lorus has recently discovered a new lead drug candidate, IL-17E, which belongs to a larger family of cytokines. The results of these studies were presented at the 2006 annual meeting of the American Association for Cancer Research (“AACR”). IL-17E has demonstrated significant antitumor activity against a variety of human tumors, including melanoma, pancreatic, colon, lung and ovarian tumors grown in mice. In addition, combinations of IL-17E with chemotherapeutic agents showed enhanced anti-tumor efficacy against human colon, lung, melanoma and ovarian tumor models in mice. The anti-tumor activity was dose-dependent and was observed using three different routes of administration. Studies on the mechanism of action showed that treatment with IL-17E resulted in increased serum levels of IL-5 and increased percentages of eosinophils in peripheral blood. Spleen cells isolated from IL-17E-treated mice showed increases in eosinophils and B-cells, as well as an increase in the percentage of activated B cells. Furthermore, treatment with IL-17E resulted in phosphorylation of kinases and activation of transcription factors involved in immune stimulation. Taken together, the data support further investigation of the potential clinical application of IL-17E, placing IL-17E in a growing class of anticancer immunotherapeutic drugs.

Other Technologies

We are currently assessing several new technologies for their potential as new drug candidates.  They include technologies in areas of tumor suppressor gene therapy and other small molecule technology platform that we believe to have the potential to work through a unique mechanism of action to decrease the expression of cancer relevant genes.

Gene Therapy

Researchers at Lorus have developed a gene therapy product using the R1 gene of ribonucleotide reductase (which has been shown to act as a tumour suppressor gene) encoded in a modified adenoviral vector (rAd5-R1) for the potential treatment of patients with colon cancer. This project is in the pre-clinical phase of development and has resulted in publication of an article in the October 2003 issue of Clinical Cancer Research.

Agreements

Manufacturing Agreements

Bio Vectra dcl

In July 2004, we entered into negotiations with Diagnostics Chemicals Limited (doing business as BioVectra dcl) in Prince Edward Island for the commercial manufacture of Virulizin®, for which a contract was executed in October 2004. BioVectra has a cGMP facility capable of large-scale commercial production. In June 2005 Lorus announced that BioVectra had successfully produced Virulizin® in both optimized clinical and commercial batch scales.  The contract remains in force, although Bio Vectra is not currently performing any manufacturing of Virulizin®.

Licence Agreements

Ion Pharmaceuticals and Cyclacel

In December 1997, Lorus, through NuChem, acquired certain patent rights and a sublicense from Ion to develop and commercialize the anticancer applications of CLT and new chemical entities related to CLT (the “NuChem Analogs”).  To July 2006, NuChem had made cash payments totalling US $500,000 to Ion.  The balance is payable upon the achievement of certain milestones based on the commencement and completion of clinical trials related to the NuChem Analogs.

The NuChem Analog patents are ancillary to the Company’s primary development activities and do not relate to the Company’s core research and development focus, namely GTI-2040, nor did they relate specifically to the development of the Virulizin product.  In addition to the amounts previously paid in cash or shares, the Company is required to make future cash payments based on achieving certain future milestones on the first of any Sublicense Product or Lead Compound (as defined in the agreements), including: US$250 thousand on completion of a Phase I trial, US$500 thousand on completion of a Phase II trial, US$750 thousand upon completion of the first Phase III trial and US$1.5 million on marketing approval for the production the United States, Canada, England or France.  The company does not currently expect to achieve any of the above milestones in fiscal years ended May 31, 2007 or 2008 and cannot reasonably predict when such milestones will be achieved, if at all.

All research and development activities to be undertaken by NuChem are to be funded by us through subscriptions for non-participating preference shares of NuChem.  As at May 31, 2007, we had provided a total of $5,749,000 of funding to NuChem.

In September 2003, Lorus, NuChem and Cyclacel Limited signed an exclusive worldwide license agreement for the development and commercialization of the NuChem Analogs.  Under the terms of the agreement, Lorus received upfront fees of US $400,000 and will receive milestone payments which, assuming all milestones are achieved, will total approximately US $11.6 million for our pre-clinical compound NC 381, and similar milestone payments for each of any other compounds developed from the compound library.  In addition to these payments, we will receive royalties based on product sales.  Cyclacel is responsible for all future drug development costs.

In reference to the Cyclacel agreement, the Company is entitled to receive certain future milestone payments based on the commencement of future trials in relation to those products developed by Cyclacel under the agreement including for the first product/follow-on products, as defined in the agreement and in certain cases, back-up product as defined in the agreement:  $US600,000 upon commencement of a Phase II trial, US$3,000,000 on commencement of a Phase III trial, and  between US$1,750,000 and $4,000,000 upon receipt of marketing approval in each of various geographic areas.  Thereafter the company is entitled to a royalty of between 2.0% and 4.0% depending upon the level of sales.  The agreement also contains certain milestone and royalty obligations based on whether Cyclacel chooses to sublicense any of the products covered by that agreement.   The company does not currently expect Cyclacel to achieve any of the above milestones in fiscal years ended May 31, 2007 or 2008 and cannot reasonably predict when such milestones will be achieved, if at all.

University of Manitoba

The University of Manitoba (the “University”), Dr. Jim Wright, Dr. Aiping Young and Cancer Care entered into an exclusive license agreement (the “License Agreement”) with GeneSense dated June 20, 1997 pursuant to which GeneSense was granted an exclusive worldwide license to certain patent rights with the right to sub-license.  In consideration for the exclusive license to GeneSense of the patent rights, the University and Cancer Care are entitled to an aggregate of 1.67% of the net sales received by GeneSense from the sale of products or processes derived from the patent rights and 1.67% of all monies received by GeneSense from sub-licenses of the patent rights. GeneSense is solely responsible for the preparation, filing, prosecution and maintenance of all patent applications and patents included in the patent rights and all related expenses.  Pursuant to the terms of the License Agreement, any and all improvements to any of the patent rights derived in whole or in part by GeneSense after the date of the License Agreement are not included within the scope of the License Agreement and do not trigger any payment of royalties.

The University of Manitoba agreement relates specifically to antisense patents in existence or pending at the time of the agreement, subsequent patent amendments or advancements to these patents remain as the property of Lorus, without license rights accruing back to the University of Manitoba.  The Company is currently pursing its antisense development program, primarily as a function of advancements and amendments to the original patents. The company has not yet earned any revenue from the products covered under the agreement and therefore has not paid any royalties under this agreement and cannot reasonably predict the timing and amount of any future payment.  The company does not expect to make any royalty payments under this agreement in fiscal years ended May 31, 2007 or 2008, and cannot reasonably predict when such royalties will become payable, if at all.

Collaboration Agreements

National Cancer Institute

In February 2003, Lorus and the United States National Cancer Institute approved clinical protocols to conduct a series of clinical trials in a Phase II program to investigate the safety and efficacy of our lead antisense drug, GTI-2040 in breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and in a range of solid tumours. Lorus and the NCI signed a formal clinical trial agreement (expiring in October 2007) in which the NCI financially sponsors the GTI-2040 clinical trials, while Lorus provides the clinical trial drug. All six trials were in progress as of May 31, 2006.  In July 2006, we announced a seventh trial to be conducted with the NCI for GTI-2040 for the treatment of MDS and AML.

NCI carries out clinical trials on behalf of the Company at its own cost.   The rights to publish data remains with the NCI sponsored investigator generating the information.  The commercial results of the studies, including commercialization of any products remain with Lorus with no financial, license, or intellectual property rights accruing to the Investigator or NCI for their participation.

All projects underway are and at various stages of completion.  NCI has no rights to exploit the research results, except through the right of investigators to publish data accumulated by it during the testing, nor does it have any obligation to pay or receive royalties under the agreement.  Any royalty rights on products derived from the work performed by NCI will need to be negotiated by Lorus under a marketing agreement with third parties (if not carried out by Lorus).   It is not possible to reasonably estimate the amount and timing of any royalty receipts, if any.

In regards to future payment obligations, Lorus’ obligations under this agreement are limited to the supply of drugs, the cost for which has been incurred.  The company does not currently expect any significant costs associated with the supply of the drug in the future, depending on the outcome of the projects.

Sumitomo and Koken

In April 2005, we signed a collaboration agreement with Sumitomo and Koken with respect to GTI-2601, our antisense compound targeting thioredoxin.  Sumitomo and Koken have developed an advanced delivery system based on collagen complexed with macromolecules.  The collaboration agreement provides that Sumitomo and Koken will further develop their delivery technology to complex with GTI-2601, so that increased efficacy is provided with decreased doses of the antisense drug.  This agreement provides that Lorus, Sumitomo and Koken will jointly own the compounds that result from this collaboration (Lorus: Sumitomo and Koken, 1:1).

The company does not have any significant payment obligations for this project.  Both Lorus and Sumitomo and Koken are responsible for their own costs during the feasibility study phase.    To date the project has not produced significant results and therefore the Company cannot predict any royalty revenue, if any.

Other

From time to time, we enter into other research and technology agreements with third parties under which research is conducted and monies expended.  These agreements outline the responsibilities of each participant and the appropriate arrangements in the event the research produces a product candidate.

We also have licensing agreements to use proprietary technology of third parties in relation to our research and development.  If this research ultimately results in a commercialized product, we have agreed to pay certain royalties and licensing fees.

Business Strategy

By developing cancer therapeutics using different mechanisms of action that may be efficacious against a wide variety of cancers, we seek to maximize our opportunity to address multiple cancer therapeutic markets.  In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and consider commercialization opportunities when appropriate.  In the next fiscal year, we intend to pursue partnerships and further development of our lead technologies.

Our objective is to maximize the therapeutic value and potential commercial success of GTI-2040 and the small molecule platform while at the same time pursuing partnership opportunities for development of our immunotherapy products and others.  In the near term, we intend to pursue research and early clinical development with our own funds with respect to GTI-2040 and the small molecule platform. In our efforts to obtain the greatest return on our investment in each drug candidate, we separately evaluate the merits of each candidate throughout the clinical trial process and will consider commercialization opportunities when appropriate.

Financial Strategy

To meet future financing requirements, we intend to finance our operations through some or all of the following methods: public or private equity or debt financings, capital leases, and collaborative and licensing agreements.  We intend to pursue financing opportunities as they arise.

Secured Convertible Debentures

On October 6, 2004, the Company entered into a Subscription Agreement (the “Agreement”) with The Erin Mills Investment Corporation (“TEMIC”) to issue an aggregate of $15 million of secured convertible debentures (the “Debentures”) issuable in three tranches of $5 million each, in each of, October 2004, January 2005 and April 2005.  The Debentures are secured by a first charge over all of the assets of the Company.  All Debentures issued under the Agreement are due on October 6, 2009 and are subject to interest payable monthly at a rate of prime plus 1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time interest will no longer be charged.  Interest is payable in common shares of Lorus until Lorus’ shares trade at a price of $1.00 or more after which interest will be payable in cash or common shares at the option of the debenture holder. Common shares issued in payment of interest are issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment. The $15.0 million principal amount of Debentures is convertible at the holder’s option at any time into common shares of the Company with a conversion price per share of $1.00.  With the issuance of each $5.0 million debenture, the Company issued to the debt holder 1,000,000 warrants with a term of five years to purchase common shares of the Company at a price per share equal to $1.00.

As a condition to agreeing to the Arrangement (as discussed below), the holder of Lorus’ $15.0 million secured convertible debenture required the repurchase by Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000.

Share Issuances

On July 13, 2006 the company entered into an agreement with High Tech Beteiligungen GmbH & Co. KG (“High Tech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2007. The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange and the American Stock Exchange and the filing and clearance of a prospectus in Ontario qualifying the issuance of the common shares.  The transaction closed on August 31, 2006. In connection with the transaction, High Tech received demand registration rights that will enable High Tech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, High Tech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, High Tech held approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2007 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

Plan of Arrangement and Corporate Reorganization

On July 10, 2007, Old Lorus and the Company completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. (“Investor’) and Pinnacle International Lands, Inc. (the “Arrangement”).  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the "Exchange") and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continues as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to the former Lorus Therapeutics Inc., which was subsequently renamed 4325231 Canada Inc.

As a condition of the Arrangement, High Tech Beteilingungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.   The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, the holder of Old Lorus' secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by New Lorus of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

The Company and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (the "Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to the Company pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to the Company pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In connection with the Arrangement the Company and Investor entered into an escrow agreement in which $600,000 of the purchase price payable by Investor to the Company under was withheld by Investor and placed into escrow with Equity Transfer & Trust Company, as escrow agent.  The monies placed into escrow will be held as security for and a partial, but not exclusive, source of satisfaction of Company’s indemnification obligations to the Investor until the first anniversary of the Closing Date.

Following the Arrangement, New Lorus and its subsidiaries have approximately $7.0 million of unrecognized future tax benefits resulting from non-capital losses carried forward, and scientific research and experimental development expenditures.  In light of the uncertainty regarding the Company's ability to generate taxable income in the future, management is of the opinion that it is more likely than not that these future tax assets will not be realized in the foreseeable future and hence, a full valuation allowance will be recorded against these future tax assets.

Intellectual Property and Protection of Confidential Information and Technology

We believe that our issued patents and pending applications are important in establishing and maintaining a competitive position with respect to our products and technology.  As of May 31, 2007, we owned or had rights to 46 issued patents and 60 pending patents worldwide.

Antisense-DNA/RNA-based Theapeutics

We have been issued two patents in Canada, seven patents in the United States and thirteen patents in other jurisdictions around the world relating to our antisense platform, which include composition of matter and method claims.

Small Molecule

We have been issued two patents in the United States and one patent in Israel which include composition of matter and method claims, relating to the NuChem small molecule platform.

Immunotherapy

We have been issued two patents in Canada, three patents in the United States and 10 patents in other jurisdictions around the world relating to our immunotherapy platform, which include composition of matter, method and process claims.

Risks Relating to Intellectual Property

We either own these issued patents or have the exclusive right to make, use, market, sell or otherwise commercialize products using these patents to diagnose and treat cancer. We cannot assure you that we will continue to have exclusive rights to these patents.

We cannot assure you that pending applications will result in issued patents, or that issued patents will be held valid and enforceable if challenged, or that a competitor will not be able to circumvent any such issued patents by adoption of a competitive, though non-infringing product or process.  Interpretation and evaluation of pharmaceutical or biotechnology patent claims present complex and often novel legal and factual questions.  Our business could be adversely affected by increased competition in the event that any patent granted to it is held to be invalid or unenforceable or is inadequate in scope to protect our operations.

While we believe that our products and technology do not infringe proprietary rights of others, we cannot assure you that third parties will not assert infringement claims in the future or that such claims will not be successful.  Furthermore, we could incur substantial costs in defending ourselves against patent infringement claims brought by others or in prosecuting suits against others.

In addition, we cannot assure you that others will not obtain patents that we would need to license, or that if a license is required that it would be available to us on reasonable terms, or that if a license is not obtained that we would be able to circumvent, through a reasonable investment of time and expense, such outside patents.  Whether we obtain a license would depend on the terms offered, the degree of risk of infringement, the vulnerability of the patent to invalidation and the ease of circumventing the patent.

Until such time, if ever, that further patents are issued to us, we will rely upon the law of trade secrets to the extent possible given the publication requirements under international patent treaty laws and/or requirements under foreign patent laws to protect our technology and our products incorporating the technology.  In this regard, we have adopted certain confidentiality procedures.  These include: limiting access to confidential information to certain key personnel; requiring all directors, officers, employees and consultants and others who may have access to our intellectual property to enter into confidentiality agreements which prohibit the use of or disclosure of confidential information to third parties; and implementing physical security measures designed to restrict access to such confidential information and products. Our ability to maintain the confidentiality of our technology is crucial to our ultimate possible commercial success.  We cannot assure you that the procedures adopted by us to protect the confidentiality of our technology will be effective, that third parties will not gain access to our trade secrets or disclose the technology, or that we can meaningfully protect our rights to our technology.  Further, by seeking the aforementioned patent protection in various countries, it is inevitable that a substantial portion of our technology will become available to our competitors, through publication of such patent applications.

Regulatory Strategy

Our overall regulatory strategy is to work with HC in Canada, the FDA in the United States, the EMEA in Europe, and any other local regulatory agencies to have drug applications approved for the use of GTI-2040, GTI-2501 and small molecules in clinical trials (alone and/or in combination with chemotherapeutic compounds) and subsequently for sale in international markets. Where possible, we intend to take advantage of opportunities for accelerated consideration of drugs designed to treat rare and serious or life-threatening diseases. We also intend to pursue priority evaluation of any application for marketing approval filed in Canada, the United States or the European Union and to file additional drug applications in other markets where commercial opportunities exist.  We cannot assure you that we will be able to pursue these opportunities successfully.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly evolving technology and intense competition.  There are many companies in both these industries that are focusing their efforts on activities similar to ours.  Some of these are companies with established positions in the pharmaceutical industry and may have substantially more financial and technical resources, more extensive research and development capabilities, and greater marketing, distribution, production and human resources than us.  In addition, we may face competition from other companies for opportunities to enter into collaborative agreements with biotechnology and pharmaceutical companies and academic institutions.  Many of these other companies are not solely focused on cancer, as is the mission of our drug development.  We specialize in the development of drugs that we believe will manage cancer.

Products that may compete with our products include chemotherapeutic agents, monoclonal antibodies, antisense therapies and immunotherapies with novel mechanisms of action.  These are drugs that are delivered by specific means and are targeting cancers with large disease populations.  We also expect that we may experience competition from established and emerging pharmaceutical and biotechnology companies that have other forms of treatment for the cancers that we target.  There are many drugs currently in development for the treatment of cancer that employ a number of novel approaches for attacking these cancers.  Cancer is a complex disease with more than 100 indications requiring drugs for treatment.  The drugs in competition with our drugs have specific targets for attacking the disease, targets which are not necessarily the same as ours.  These competitive drugs therefore could potentially also be used together in combination therapies with our drugs to manage the disease.

Human Resources

As at May 31, 2007, we employed 27 full-time persons and three part-time person in research and drug development and administration activities. Of our employees, eight hold Ph.D.s.  To encourage a focus on achieving long-term performance, employees and members of the board of directors have the ability to acquire an ownership interest in the Company through Lorus’ stock option plan and employees can participate in the employee share purchase plan, which was established in 2005.

Our ability to develop commercial products and to establish and maintain our competitive position in light of technological developments will depend, in part, on our ability to attract and retain qualified personnel. There is a significant level of competition in the marketplace for such personnel. We believe that to date we have been successful in attracting and retaining the highly skilled personnel critical to our business. We have also chosen to outsource activities where skills are in short supply or where it is economically prudent to do so.

None of our employees are unionized, and we consider our relations with our employees to be good.

Properties

Our head office, which occupies 20,500 square feet, is located at 2 Meridian Road, Toronto, Ontario.  The leased premises include approximately 8,000 square feet of laboratory and research space.  We believe that our existing facilities are adequate to meet our requirements for the near term.  Our current lease expires on March 31, 2008.

Control of the Registrant

As of August 29, 2007, to the knowledge of Lorus’ directors and executive officers, no single Person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all the outstanding common shares, other than High Tech that held, according to public filings dated at July 10, 2007 approximately 14% of the issued and outstanding shares of the company.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $9.6 million; $17.9 million and $22.1 million for the years ended May 31, 2007, 2006 and 2005, respectively. As of May 31, 2007, we had an accumulated deficit of $174.2 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, GTI-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations, particularly our product development requires substantial capital. We expect that our existing cash and cash equivalents, along with the funds available to us through the reorganization agreement described above, will sufficiently fund our current and planned operations through at least the next twelve months. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our possible collaborators and make progress in our internally funded research and development activities.

Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complementary products, technologies or companies. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	engage in equity financings that would be dilutive to current shareholders;

•	delay, reduce the scope of or eliminate one or more of our development programs; or

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available.

Our cash flow may not be sufficient to cover interest payments on our secured convertible debentures or to repay the debentures at maturity.

Our ability to make interest payments, if required to be paid in cash, and to repay at maturity or refinance our prime plus 1% convertible debentures due in approximately 14 months (October 2009) will depend on our ability to generate or raise sufficient cash or refinance them. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

Our convertible debentures are subject to certain operational covenants.  In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the debentures.  This could result in our inability to pay and insolvency of the Company, a dilutive equity financing in attempt to raise funds to repay the debentures, or a significant reduction in cash available for us to use towards the development of our product candidates.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

Our product candidates require significant funding to reach regulatory approval upon positive clinical results.  Such funding, in particular for Virulizin®, will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

In addition, our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third-parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our products has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our products before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  The results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. The results of our completed preclinical studies and clinical trials may not be indicative of future clinical trial results. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products. Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as Acute Myeloid Leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any products are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. Many of our competitors have substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are. Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions. The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.  Further, allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable. Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:
Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third-parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third-party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology. Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.

Trademark protection:
Protection of the rights revealed in published patent applications can be complex, costly and uncertain. In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third-party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets:
We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, GTI-2040, GTI-2501 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.
We do not have manufacturing facilities to produce supplies of Virulizin®, GTI-2040, GTI-2501, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third-parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with cGMP and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

Our reliance on contract manufacturers exposes us to additional risks, including there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding Canadian and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar standards, and we do not have control over our contract manufacturers’ compliance with these regulations and standards;

our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for the production or our products; and

our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products. We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost effective manner.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could coverall or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

We have limited sales, marketing and distribution experience.

We have very limited experience in the sales, marketing and distribution of pharmaceutical products. There can be no assurance that we will be able to establish sales, marketing, and distribution capabilities or make arrangements with our collaborators, licensees or others to perform such activities or that such efforts will be successful. If we decide to market any of our products directly, we must either acquire or internally develop a marketing and sales force with technical expertise and with supporting distribution capabilities. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of our management and key personnel and have a negative impact on our product development efforts. If we contract with third-parties for the sales and marketing of our products, our revenues will be dependent on the efforts of these third-parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third-parties, our business, financial condition and results of operations will be materially adversely affected.

Our interest income is subject to fluctuations of interest rates in our investment portfolio.

Our investments are held to maturity and have staggered maturities to minimize interest rate risk. There can be no assurance that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, if any of our product candidates are approved for sale to the public, we may be unable to sell our products profitably.

The availability of reimbursement by governmental and other third-party payers affects the market for any pharmaceutical product. These third-party payers continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payers are increasingly challenging the price and cost effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope.

RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include:

•
the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;

•	fluctuations in our operating results;

•	published reports by securities analysts;

•	developments in patent or other intellectual property rights;

•	publicity concerning discovery and development activities by our licensees;

•	the cash and short term investments held us and our ability to secure future financing;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and

•	general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

The conversion of some or all of the convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

DIVIDENDS

Dividends on our common shares are declared at the discretion of our board of directors.  To date, we have not paid any dividends and do not expect to do so in the foreseeable future.

SHARE CAPITAL AND MARKET FOR SECURITIES

Share Capital

We are authorized to issue an unlimited number of common shares.  As of August 29, 2007, there were 212,627,876 common shares issued and outstanding.  In addition, as of August 29, 2007 there were 12,494,389 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.59 per share, the total number of common shares issuable under the 2003 plan is 31,894,181 of which the company has applied to the TSX to list 5,592,097 of common shares available for future issuance under the Company’s equity compensation plans.   The holders of common shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by us and to receive our remaining property and assets upon our dissolution or winding up. Our common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.

Market for Securities

Our common shares are currently listed on The Toronto Stock Exchange (“TSX”) under the symbol “LOR” and on the American Stock Exchange under the symbol “LRP”.  The following table sets out the price ranges and trading volumes of our common shares on the TSX for the periods indicated:

	High ($)	Low ($)	Volume (#)
2007
May	0.29	0.25	4,667,853
April	0.33	0.26	7,270,442
March	0.33	0.26	3,425,904
February	0.39	0.28	10,487,394
January	0.33	0.23	12,159,851
2006
December	0.28	0.22	5,822,876
November	0.29	0.22	3,623,228
October	0.30	0.23	6,378,136
September	0.34	0.28	3,882,530
August	0.39	0.30	4,281,069
July	0.38	0.28	2,150,396
June	0.37	0.31	2,334,732

Principal Shareholders

To our knowledge, based on publicly available information, the only persons or entities that own more than 5% of our issued and outstanding common shares are Technifund Inc. and its related parties, which currently owns 9.8% of our issued and outstanding common shares and High Tech that held, approximately 14% of the issued and outstanding shares of the company.   See Business of the Company - Financial Strategy”.

DIRECTORS AND OFFICERS

The following table and notes thereto provide the name, province or state and country of residence, positions with the Company and term of office of each person who serves as a director or executive officer of Lorus as at the date hereof.

Each director has been elected or appointed to serve until the next annual meeting or until a successor is elected or appointed.  We have an Audit Committee, an Environmental, Health and Safety Committee, a Corporate Governance and Nominating Committee and a Compensation Committee the members of each such committee are shown below.  As at May 31, 2007, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over approximately 33,750,000 common shares or approximately 16% of our outstanding common shares.

Name and Province/State and Country of Residence	Position	Director or Officer Since

J. Kevin Buchi(1) Pennsylvania, United States	Director	December 2002

Donald W. Paterson(1)(3) Ontario, Canada	Director	July 1991

Alan Steigrod(2) Florida, United States	Director	May 2001

Georg Ludwig(2) Eschen, Liechtenstein	Director	September 2006

Michael Moore(2) Surrey, United Kingdom	Director	September 2006

Graham Strachan(1))(3)(4) Ontario, Canada	Chairman, Director	May 2001

Dr. Jim Wright Ontario, Canada	Director, Former President and Chief Executive Officer, Director	October 1999

Dr. Aiping Young(4) Ontario, Canada	President and Chief Executive Officer, former Chief Operating Officer	October 1999

Elizabeth Williams Ontario, Canada	Director of Finance and Acting Chief Financial Officer	November 2005

(1)           Member of Audit Committee.
(2)           Member of the Compensation Committee.
(3)           Member of the Corporate Governance and Nominating Committee.
(4)           Member of Environment, Health and Safety Committee.

The principal occupation and employment of each of the foregoing persons for the past five years is set forth below:

J. Kevin Buchi: Mr. Buchi is Executive Vice President and Chief Financial Officer of Cephalon Inc., an international biopharmaceutical company.  Mr. Buchi is responsible for finance, accounting, manufacturing and information systems and has been involved in raising significant financing for Cephalon. He is a certified public accountant and has received a master’s degree in management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Donald W. Paterson:  Mr. Paterson is President of Cavandale Corporation, a corporation principally engaged in providing strategic corporate consulting to emerging growth companies within the technology industry.

Alan Steigrod:  Mr. Steigrod is Managing Director of Newport Healthcare Ventures, a consulting firm for the healthcare industry, located in Newport Beach, California.

Georg Ludwig:  Mr. Ludwig is Managing Director of ConPharm Anstalt a consulting and managment company for life science funds, located in Lechteinstein.

Michael Moore: Mr. Moore is Chief Executive Officer, Piramed Limited a biopharmaceutical specializing in new classes of small molecule anti-tumour agents.

Graham Strachan:  Mr. Strachan is President of GLS Business Development Inc., a life-science consulting firm located in Etobicoke, Ontario.

Dr. Jim Wright:  Dr. Wright is presently Chief Executive Officer of NuQuest Bio Inc.  Dr. Wright co-founded GeneSense Technologies Inc. in 1996, and served as Lorus' President, Chief Scientific Officer and a member of the Board of Directors in October 1999 on a merger with GeneSense.  In September 2006 he stepped down as the President and Chief Executive Officer of Lorus.

Dr. Aiping Young:  Dr. Young has been our President and Chief Executive Officer since September 21, 2006 and was a cofounder with Dr. Wright of GeneSense Technologies Inc.  Dr. Young previously held the position of Chief Operating Officer, Senior Vice President, Research and Development and Chief Technical Officer at Lorus.

Elizabeth Williams: Prior to joining Lorus in July 2004, Ms. Williams was an Audit Manager with Ernst and Young LLP.  Ms. Williams is a chartered accountant and has received a bachelor’s degree in business administration.   Ms. Williams lectured on introductory auditing at Wilfrid Laurier University during 2005.

COMMITTEE INFORMATION

The Audit Committee Charter of Old Lorus was adopted by the Company in connection with the Arrangement.

Audit Committee

The charter of our audit committee is attached as Schedule A.  The current members of the audit committee are J. Kevin Buchi, Donald W. Paterson and Graham Strachan.  Pursuant to Canadian securities laws, our board of directors has determined that Messrs. Buchi, Paterson and Strachan are financially literate as all have experience in reviewing and analysing the financial reports and ascertaining the financial position of a corporation.  Mr. Buchi is a certified public accountant and holds the position of Chief Financial Officer in a public pharmaceutical company.  Pursuant to United States securities laws, Mr. Buchi is also an audit committee “financial expert”.  Mr. Paterson, in his position as President of Cavandale Corporation, is educated and experienced in reading and analyzing financial statements.  Mr. Strachan has experience with reading and analysing financial statements both as President of his own life science consulting firm and in a prior position as President, Chief Executive Officer and a director of a biopharmaceutical company.  Additionally, we believe that all three members of the audit committee qualify as “independent” as that term is defined in the relevant Canadian and United States securities laws relating to the composition of the audit committee.

Independent Auditors

Auditor’s Fees

The total fees billed for professional services by KPMG LLP (our independent auditors) for the years ended May 31, 2007 and 2006 are as follows:

	2007	2006
Audit Fees	$330,000	$198,500
Tax Fees	$8,500	$13,100
Total	$338,500	$211,600

Audit fees consist of the fees paid with respect to the audit of our consolidated annual financial statements, quarterly reviews and accounting assistance and fees fro services associated with the filing of the management proxy circular in May 2007 amounting to $150,000. Tax fees relate to assistance provided with respect of proposed transactions and review of tax returns.

Pre-Approval Policies and Procedures

The audit committee of our board of directors has, pursuant to the audit committee charter, adopted specific responsibilities and duties regarding the provision of services by our external auditors, currently KPMG LLP.  Our charter requires audit committee pre-approval of all permitted audit and audit-related services.  Any non-audit services must be submitted to the audit committee for review and approval.  Under the charter, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee.

Subject to the charter, the audit committee may establish fee thresholds for a group of pre-approved services.  The audit committee then recommends to the board of directors approval of the fees and other significant compensation to be paid to the independent auditors.

No services were provided by KPMG LLP under a de minimus exemption for our fiscal years ended May 31, 2007 and 2006.

LEGAL PROCEEDINGS

We are not a party to, nor the subject of, any outstanding legal proceedings, nor are we aware of any contemplated proceedings.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Investor Services Inc.  at its principal office in the City of Toronto.

MATERIAL CONTRACTS

Other than the agreements described below, we have not, during our financial year ending May 31, 2007, entered into any material agreements other than contracts in the ordinary course of business.  Agreements completed prior to July 10, 2007 are filed on SEDAR under Old Lorus (4322531 Canada Inc.) and those completed after July 10, 2007 are filed on SEDAR under New Lorus.

1.	Subscription Agreement dated July 13, 2006 between the Company and HighTech. See “Business of the Company - Financial Strategy - Share Issuances”.

2.	Subscription Agreement dated July 24, 2006 between the Company and Technifund. See “Business of the Company - Financial Strategy - Share Issuances”.

3.
Registration Rights Agreement dated August 30, 2006 between the Company and High Tech under which certain rights were granted to High Tech, including the right to require the Company to file a Canadian prospectus or a United States Registration Statement and the right to require the Company to include in any public offering such number of securities of the Company held by High Tech as High Tech may request..

4.
Arrangement Agreement dated May 1, 2007 between the Company, Old Lorus, 6707157 Canada Inc., NuChem Pharmaceuticals Inc. (“NuChem”), Genesense Technologies Inc. (“Genesense”) and Pinnacle International Lands Inc., as amended May 14, 2007 and July 4, 2007. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

5.	Warrant Repurchase Agreement dated May 1, 2007 between the Company and TEMIC. See “Business of the Company - Financial Strategy - Secured Convertible Debentures”.

6.
Assignment, Novation and Amendment Agreement and Consent dated May 1, 2007 among the Company, Old Lorus, Genesense and TEMIC as amended June 28, 2007 under which the Company assumed Old Lorus’ obligation to pay TEMIC the $15 million aggregate principal amount of the Debentures plus accrued unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note.

7.
Tangible Business Assets Transfer Agreement dated July 10, 2007 between Old Lorus and Genesense under which Old Lorus transferred certain depreciable property to Genesense, as contemplated in the plan of arrangement.

8.
Antisense Patent Transfer Agreement dated July 10, 2007 between the Company and Genesense under which Genesense transferred certain Antisense patent assets to the Company in exchange for a demand non-interest bearing promissory note issued by the Company.

9.
Virulizin and Small Molecule Patent Assets Transfer Agreement dated July 10, 2007 between Old Lorus and Genesense under which Old Lorus transferred Virulizin and Small Molecule Patent Assets to Genesense in consideration for the issuance by Genesense of one common share of Genesense.

10.
Prepaid Expenses and Receivables Transfer Agreement dated July 10, 2007 between Old Lorus and Genesense under which Old Lorus transferred certain prepaid expenses and receivables to Genesense in exchange for the issuance by Genesense of one common share of Genesense.

11.
Share Purchase Agreement dated July 10, 2007 under which Old Lorus transferred all of the common shares of NuChem held by it to the Company at a price equal to their fair market value in consideration for the issuance of a demand non-interest bearing promissory note.

12.
Share Purchase Agreement dated July 10, 2007 under which Old Lorus transferred all of the common shares of Genesense held by it to the Company at a price equal to their fair market value in exchange for the assumption by the Company of Old Lorus’ remaining liabilities and the issuance of a demand non-interest bearing promissory note.

13.
Share purchase agreement dated July 10, 2007 under which the Company transferred certain shares of Old Lorus held by it to 6707157 Canada Inc. in consideration of a cash payment as specified in the plan of arrangement, subject to payment and adjustment in accordance with such agreement and a holdback to an escrow agreement.

14.	Indemnification Agreement dated July 10, 2007 between Old Lorus and the Company. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

15.
Escrow Agreement between 6707157 Canada Inc, the Company and Equity Transfer & Trust Company dated July 10, 2007 providing for an escrow amount related to the plan of arrangement. See “Business of the Company - Financial Strategy - Plan of Arrangement and Corporate Reorganization”.

16.	Amended and Restated Guarantee and Indemnity between GeneSense and TEMIC dated July 10, 2007 reaffirming TEMIC’s guaranties and indemnities in respect of TEMIC’s Debentures.

17.	Amended and Restated Share Pledge Agreement between the Company and TEMIC dated July 10, 2007 reaffirming the Company’s pledge of shares in its subsidiaries in respect of TEMIC’s Debentures.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or to our knowledge, principal shareholders, or any associate or affiliate of the forgoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this annual information form that has materially affected or will materially affect us.

INTERESTS OF EXPERTS

KPMG LLP, the Company’s external auditor, has reported on the consolidated financial statements of the Company for each of the years in the three-year period ended May 31, 2006.  KPMG LLP is independent of Lorus in accordance with the applicable Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of Ontario, and within the meaning of the Securities Acts administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board.

ADDITIONAL INFORMATION

Additional information relating to Lorus may be found on SEDAR at www.sedar.com.  Certain additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under our stock option plan, is contained in the Company’s management information circular dated August 15, 2007 for the September 19, 2007 annual meeting of shareholders (the “Circular”).  Additional financial information is provided in our financial statements and management’s discussion and analysis for the financial year ended May 31, 2007 (the “2007 Financial Statements”).  Copies of:

•	the Circular;

•	the 2007 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to the year ended May 31, 2007;

•	this annual information form and any document or the pertinent pages of any document incorporated by reference in this annual information form; and

•
when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from our Director of Finance at our offices located at 2 Meridian Road, Toronto, Ontario, M9W 4Z7, Canada.  If our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge.  At all other times, a reasonable fee may be charged if a person who is not a security holder of Lorus makes the request for copies.

GLOSSARY

The following is a glossary of terms that are used in this annual information form:

Analog:	a chemical derivative or variation of a parent molecule
Anti-proliferative:	preventing cell division
Apoptosis:	programmed cell death
Carcinoma:	any cancerous tumor that starts with the cells that cover the inner and outer body surfaces
Clinical trials:
the investigational use of a new drug in humans: Phase I clinical trials test a drug for safety, Phase II clinical further test for safety and may test for efficacy in a relatively small sample of patients and Phase III clinical trials test the drug for efficacy in larger numbers of patients and compares the drug with conventional therapies

cGMP:	current good manufacturing practices, as mandated from time to time by the HC and the FDA and EMEA
Complete response:
When all signs of cancer disappear in response to treatment.  This is based on symptoms, physical exam, and radiology and lab tests.  This does not always mean the cancer has been cured. Also called complete remission.

CLT:	clotrimazole
Cytokine:	a generic term for a non-antibody protein released by a cell population (e.g., activated macrophages) of the immune system on contact with chemical or biological stimuli
Cytotoxic:	pertaining to the destruction of cells
Deoxyribonucleic acid (DNA):	DNA is the carrier of genetic information which exists in all cells of the body. The building blocks of DNA are called nucleotides
Disease stabilization:
“no change” category for clinical response, that is, no increase or decrease in tumour dimensions or change in extent or severity of disease state as pre-defined in a clinical protocol. Usually requires more than one measurement of stable disease and/or stable disease over a pre-determined length of time

ECOG:	Eastern Cooperative Oncology Group
Efficacy:	the ability of a drug to produce a desired result
Efficacy evaluable population:	patients that meet pre-defined protocol requirements (criteria usually found in the Statistical Analysis Plan) for inclusion in efficacy evaluation datasets.
EMEA:	European Medicine Evaluation Agency

FDA:	Food and Drug Administration, the government agency which regulates the use and sale of diagnostic and therapeutic drug products in the United States
Gene expression:	the synthesis of specific proteins on the basis of inherited or acquired genetic information
GeneSense:	GeneSense Technologies Inc.
HC:	Health Canada, the federal government department which among other responsibilities regulates the use and sale of therapeutic drug products in Canada
Immune system:	the totality of organs and cells involved in the body’s immunologic response to foreign antigens and malignant tissue
IND:	investigational new drug
In vitro:	in the test tube; referring to chemical reactions, fermentation, etc., occurring therein e.g., in cell-free extracts
In vivo:	in the living body; referring to chemical processes occurring within cells, etc., as distinguished from those occurring in cell-free extracts (in vitro)
Krüppel-like factor 4:	an epithelial cell-enriched, zinc finger-containing transcription factor, the expression of which is associated with growth arrest
Macrophage:	a large scavenger white blood cell that engulfs and digests invading micro-organisms and cell debris, and also participates in many complex immunologic processes
Malignant/ malignancy:	describes a tumor that is cancerous. Two important qualities of malignancies are the tendency to invade surrounding tissues and to break off and spread elsewhere (metastasis)
MAP Kinase Pathway:
the pathway of mitogenic signal transduction through the cascade of mitogen-activated protein (MAP) kinases which ultimately lead to alteration in regulatory events such as cell proliferation, differentiation and apoptosis.

Metabolism:	the overall biochemical reactions that take place in a living organism including the building up of complex molecules or breakdown of molecules to provide energy
Metabolic:	of, or relating to, the metabolism
Metastasis:	the process by which tumor cells are spread to other parts of the body
Monocyte:
a large white blood cell with finely granulated chromatin dispersed throughout the nucleus that is formed in the bone marrow, enters the blood, and migrates into the connective tissue where it differentiates into a macrophage

mRNA:	messenger, or mRNA, is a copy of the information carried by a gene on the DNA. The role of mRNA is to move the information contained in DNA to the translation machinery.
NDA:	new drug application, the application to obtain marketing approval filed with the FDA or BCD after completion of human clinical trials
NDS:	new drug submission, the application to obtain marketing approval filed with the HC after completion of human clinical trials
NOC:	Notice of Compliance
NuChem:	NuChem Pharmaceuticals Inc.
NuChem Analogs:	analogs of CLT licensed by us for anticancer indications
Nucleic acid:
DNA and RNA, each of which are formed by the combination of nucleotides; it is found in all living cells and contains the genetic code required to transfer genetic information from one generation to the next

Nucleotide:	a compound consisting of a purine or pyrimidine base, a pentose sugar and a phosphoric acid; they are the building blocks from which nucleic acids (DNA or RNA) are constructed
Pharmacokinetics:	the action of drugs in the body over a period of time, including the process of absorption, distribution, localization in tissues, biotransformation and excretion
Pre-clinical testing:
testing that is conducted in the laboratory (chemistry and pharmacology) and with animals to help determine a product’s chemical, pharmacological and pharmaceutical characteristics (including mechanism of action), toxicity, efficacy and side effects

Proteins:	large molecules composed of long chains of sub-units of amino acids
PSA response:
a measured decrease in the levels of prostate specific antigen in patients receiving treatment for prostate cancer. Clinically significant response defined within a clinical protocol, i.e. 50% reduction in PSA levels measured at least twice over a defined period of time. PSA is a substance produced by the prostate that may be found in elevated amounts in the blood of men who have prostate cancer or other medical conditions affecting the prostate

R1 and R2:	components of ribonucleotide reductase
Ribonucleic acid (RNA):
a nucleic acid found in both the nucleus and the cytoplasm of all cells.  It carries genetic information from the nucleus to the cytoplasm, where it also reacts as a template in association with ribosomes to synthesize proteins

Single-arm pilot study:
a pilot study is usually an initial study examining a new method or treatment. A single-arm clinical study is when a drug is administered to a single group of patients and the results are compared to historical data of untreated patients. These studies do not have a control arm and typically enrol a small number of patients.

siRNA:	a short sequence of RNA that can decrease gene expression in a highly specific manner (gene silencing).
Toxicity:	a condition that results from exposure to a substance at levels causing deleterious side effects which may be harmful to an organism
Tumor:	an abnormal swelling or lump in the body caused by the growth of new tissues which differ in structure from the part of the body in which they are growing. A tumor may be benign or malignant
Tumor necrosis:	tumor deterioration and death
Xenograft:	an implant of a foreign substance

SCHEDULE A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OF LORUS THERAPEUTICS INC. (the “Company”)

18.	PURPOSE

The Audit Committee is a committee of the board of directors of the Company (the “Board”). The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

(a)	serve as an independent and objective party to monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

(b)	identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

(c)	monitor the independence and performance of the Company’s independent auditors;

(d)	provide an avenue of communication among the independent auditors, management, and the Board; and

(e)	encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures and practices at all levels.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the Company. The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

19.	COMPOSITION AND MEETINGS

Audit Committee members shall meet the requirements of Canadian and United States securities laws, including the requirements of the stock exchanges on which the Company’s securities are listed.

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent as defined by Multilateral Instrument 52-110 - Audit Committees of the Canadian Securities Administrators (“MI 52-110”), United States securities laws, and applicable stock exchange rules.  All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board. If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

The Audit Committee shall meet at least four times annually, or more frequently as circumstances require. The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The Audit Committee should meet privately in executive session at least annually with management, the independent auditors, and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed. In addition, the Audit Committee should communicate with management quarterly to review the Company’s financial statements.

20.	RESPONSIBILITIES AND DUTIES

(a)	Review Procedures

(i)	Maintain a Charter that sets out the Audit Committees mandate and responsibilities. Review and reassess the adequacy of this Charter at least annually.

(ii)
Review the Company’s financial statements, MD&A and annual and interim results press releases prior to filing or distribution.  The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than public disclosure of financial statements, MD&A and annual and interim results press releases), and must periodically assess the adequacy of those procedures.  Consider the independent auditors’ judgements about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

(iii)
Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management and assure that the reasoning is described in determining the appropriateness of changes in accounting principles and disclosures.

(iv)
In consultation with the management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

(v)
The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditors including the review of any disagreements between management and the independent auditors in connection with the preparation of the financial statements and overseeing the resolution of any such disagreements.

(vi)
Annually review policies and procedures as well as audit results associated with directors’ and officers’ expense accounts and perquisites. Annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

(vii)
Annually conduct self-assessment of Audit Committee performance including a review and discussion of the Audit Committee roles and responsibilities, seeking input from senior management, the full Board and others if needed.

(b)	Independent Auditors

(i)
The independent auditors are directly accountable to the Audit Committee and the Board, and shall report directly to the Audit Committee. The Audit Committee shall review the independence and performance of the auditors and annually recommend to the Board:

A.	The external auditor to be nominated for the purpose of preparing or issuing an auditor’s report and performing other audit, review and attest services for the Company as required;

B.	The compensation of the auditor; and

C.	To approve any discharge of the auditors when circumstances warrant.

(ii)
Pre-approve all audit fees and terms and all permitted non-audit services provided by the external auditor, and consider whether these services are compatible with the auditors’ independence.  Any member of the Audit Committee may approve additional proposed permitted non-audit services that arise between Audit Committee meetings provided that the decision to pre-approve the services is presented at the next scheduled Audit Committee meeting.  The approval of all non-audit services will be evidenced by the completion and approval of the Non-Audit Services Request Form (attached as Appendix “A” hereto).

(iii)	On an annual basis, the Audit Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

(iv)	Review the independent auditors’ audit plan - discuss scope, staffing, locations, reliance upon management and general audit approach.

(v)	Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(vi)
Prior to releasing the year-end results, discuss the results of the audit with the external auditors.  Discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants.

(vii)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditors of the Company.

(c)	Ethical and Legal Compliance

(i)
On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

(ii)
Perform any other activities consistent with this Charter, the Company’s by-laws, and governing law, as the Audit Committee or the Board deems necessary or appropriate.  In particular, the Audit Committee has the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.  The Company will provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of (i) compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the Audit Committee, and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

(d)	Whistle Blowing

The Audit Committee shall put in place procedures for:

(i)	The receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(e)	Other Audit Committee Responsibilities

(i)	Create an agenda for the ensuing year.

(ii)	Describe in the Company’s annual information form the Audit Committee’s composition and responsibilities and how they were discharged in accordance with the requirements of MI 52-110F1.

(iii)	Submit the minutes of all meetings of the Audit Committee to the Board.

Appendix “A”

Non-Audit Services Request Form

LORUS THERAPEUTICS INC.

The Audit Committee approves all audit fees and terms and all non-audit services provided by the independent auditor and consider whether these services are compatible with the auditor’s independence.  Any member of the Audit Committee, subject to appropriate delegation, may approve additional proposed non-audit services that arise between Audit Committee meetings provided that the decision to approve the service is presented at the next scheduled Audit Committee meeting.  This form documents the member’s approval of the non-audit service in a form suitable for distribution at meetings of the Audit Committee.

Request Made By

Name, Title, Date:

Detailed Description of Non-Audit Service Requested(including a general description of the nature of the services that may make up the project)

Engagement Fee or Range of Fees for this Service

Prohibited Services

In this section please confirm that these services are not “prohibited services” under section 201 of the Sarbanes-Oxley Act of 2002 and other related rules or regulations.

These services would not be considered prohibited services

Issues considered in forming the conclusion above that should be considered by the Audit Committee

Compatibility with Auditors’ Independence

In this section please state whether these services are compatible with the auditors’ independence.

These services are compatible with the auditors’ independence

Issues considered in forming the conclusion above that should be considered by the audit committee

Management Approval

This form must be reviewed and approved by one authorized member of management (either the CEO, CFO or Director of Finance before submitting this form to an Audit Committee member for final approval.

Name, Title, Date:

Audit Committee Member Approval

Name, Date: